UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-51460
GOLF GALAXY, INC.
(Exact name of registrant as specified in its charter)
7275 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 941-8848
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, par value $.01 per share
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Golf Galaxy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2007	By:	/s/ John Wolfe
		Title:	Vice President and Secretary
		Name:	John Wolfe